[redacted]

SECURITII 10026020 IION

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
122

SEC FILE NUMBER
8-50445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clark Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Ross Avenue, Suite 2200

(No. and Street)

Dallas, TX 75201-7906

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Huerta (214) 661-3520

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/2

0909-1091661

Oath or Affirmation

I, Carlos Huerta, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Clark Securities, Inc., as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARTIN J. WEBB
MY COMMISSION EXPIRES
March 15, 2012

Carlos Huerta
Vice President & CFO

Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statements of Financial Condition
(X) (c) Statements of Operations
(X) (d) Statements of Cash Flows
(X) (e) Statements of Changes in Stockholder's Equity
( ) (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Clark Securities, Inc.

Financial Statements and Supplemental Schedules

Years Ended December 31, 2009 and 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Clark Securities, Inc.

We have audited the accompanying statements of financial condition of Clark Securities, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Securities, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2010

0909-1091661

Clark Securities, Inc.

Statements of Financial Condition

	December 31 2009	December 31 2008
Assets		
Cash and cash equivalents	**$ 15,646,040**	$ 19,318,534
Commissions receivable, net of allowance (2009 – $92,717; 2008 – $99,378)	**1,038,816**	1,398,669
Deferred tax asset, net	**90,396**	–
Recoverable under tax allocation agreement	**–**	2,050,272
Prepaid expenses and other assets	**218,008**	175,728
Total assets	**$ 16,993,260**	$ 22,943,203
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 272,076**	$ 339,938
Due to affiliates	**2,941,473**	4,680,356
Bonuses payable	**187,915**	189,590
Accounts payable and accrued liabilities	**98,146**	76,517
Payable under tax allocation agreement	**986,121**	–
Deferred tax liability, net	**–**	267,725
Total liabilities	**4,485,731**	5,554,126
Stockholder's equity:		
Common stock, no par value 1,000 shares authorized and issued	**15,000**	15,000
Paid-in capital	**2,571,131**	2,392,576
Retained earnings	**9,921,398**	14,981,501
Total stockholder's equity	**12,507,529**	17,389,077
Total liabilities and stockholder's equity	**$ 16,993,260**	$ 22,943,203

See accompanying notes.

Clark Securities, Inc.

Statements of Operations

	Year Ended December 31	
	2009	**2008**
Revenues		
Commission and fee income	**$ 22,811,550**	$ 33,476,668
Interest income	**33,318**	382,675
Total revenues	**22,844,868**	33,859,343
Expenses		
Commissions	**4,189,985**	6,897,230
Operating expenses	**13,069,585**	20,123,079
Total expenses	**17,259,570**	27,020,309
Income before income taxes	**5,585,298**	6,839,034
Income taxes	**2,265,677**	1,706,235
Net income	**$ 3,319,621**	$ 5,132,799

See accompanying notes.

Clark Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2008	$ 15,000	$ 1,235,000	$ 25,790,541	$ 27,040,541
Capital contribution from Clark Consulting	–	1,157,576	–	1,157,576
Distributions to Clark Consulting	–	–	(15,941,839)	(15,941,839)
Net income	–	–	5,132,799	5,132,799
Balance at December 31, 2008	15,000	2,392,576	14,981,501	17,389,077
Capital contribution from Clark Consulting	**–**	**178,555**	**–**	**178,555**
Distributions to Clark Consulting	**–**	**–**	**(8,379,724)**	**(8,379,724)**
Net income	**–**	**–**	**3,319,621**	**3,319,621**
Balance at December 31, 2009	**$ 15,000**	**$ 2,571,131**	**$ 9,921,398**	**$ 12,507,529**

See accompanying notes.

Clark Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2009	**2008**
Operating activities		
Net income	**$ 3,319,621**	$ 5,132,799
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	**359,853**	2,709,635
Tax allocation agreement	**3,036,393**	(2,050,272)
Prepaid expenses and other assets	**(42,280)**	(38,493)
Commissions payable	**(67,862)**	77,106
Due to (from) affiliates	**(1,738,883)**	4,212,464
Bonuses payable	**(1,675)**	(12,037)
Accounts payable and accrued liabilities	**21,629**	(122,820)
Deferred tax (benefit) expense	**(358,121)**	284,176
Net cash and cash equivalents provided by operating activities	**4,528,675**	10,192,558
Financing activities		
Distributions to Clark Consulting	**(8,379,724)**	(15,941,839)
Capital contribution from Clark Consulting	**178,555**	1,157,576
Net cash and cash equivalents used by financing activities	**(8,201,169)**	(14,784,263)
Net decrease in cash and cash equivalents	**(3,672,494)**	(4,591,705)
Cash and cash equivalents at beginning of year	**19,318,534**	23,910,239
Cash and cash equivalents at end of year	**$ 15,646,040**	$ 19,318,534
Supplemental cash flow information		
Cash paid to (received from) Clark Consulting for income taxes	**$ (591,150)**	$ 3,472,331

See accompanying notes.

1. Organization

Clark Securities, Inc. (CSI or the Company) is a wholly owned subsidiary of Clark Consulting, LLC (Clark Consulting), a limited liability company. Clark Consulting is a wholly owned subsidiary of AUSA Holding Company, a wholly owned subsidiary of AEGON N.V. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuity contracts primarily to large U.S. corporations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents, including short-term reverse repurchase agreements. Cash equivalents are stated at amounts that approximate fair value.

Deferred Income Taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

2. Summary of Significant Accounting Policies (continued)

Commissions Payable

The Company accrues commission expense and the related commission payable at the time the commission income is recorded.

Commission Income

Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable), and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

Financial Instruments

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value.

Accounting Guidance

On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) was launched as the single source of authoritative nongovernmental generally accepted accounting principles (GAAP). Guidance in the Codification is organized by Topic, each representing a collection of related guidance. All guidance contained in the Codification carries an equal level of authority. The Company adopted guidance that establishes the Codification as the source of authoritative GAAP for the period ended December 31, 2009. The adoption required updates to the Company's financial statement disclosures and did not impact the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, a replacement of FASB Statement No. 162.

2. Summary of Significant Accounting Policies (continued)

On January 1, 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. This guidance was formerly known as SFAS No. 157, *Fair Value Measurements*. See Note 3 to the financial statements for additional disclosure.

Effective December 31, 2009, the Company adopted ASC 855 *Subsequent Events,* which establishes general standards of accounting for and discourse of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position. This guidance was formerly known as SFAS No. 165, *Subsequent Events*. Management has evaluated the financial statements for subsequent events through February 19, 2010, the date which the financial statements are issued.

3. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

3. Fair Value Measurements and Fair Value Hierarchy (continued)

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.
- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

	December 31, 2009			
	Assets Measured at Fair Value	**Fair Value Hierarchy Level**		
		Level 1	**Level 2**	**Level 3**
Assets				
Cash equivalents [(a)]	**$15,555,000**	**$ –**	**$15,555,000**	**$ –**
Total assets	**$15,555,000**	**$ –**	**$15,555,000**	**$ –**

3. Fair Value Measurements and Fair Value Hierarchy (continued)

	December 31, 2008			
	Assets Measured at Fair Value	Fair Value Hierarchy Level Level 1	Level 2	Level 3
Assets				
Cash equivalents [(a)]	$19,318,534	$ –	$19,318,534	$ –
Total assets	$19,318,534	$ –	$19,318,534	$ –

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.

4. Related-Party Transactions

Clark Consulting provides services and pays certain expenses on behalf of the Company under the terms of an expense allocation arrangement. During the years ended December 31, 2009 and 2008, $9,909,270 and $16,464,514, respectively, was allocated for these services and expenses, which is included in operating expenses in the Statements of Operations. These services included, but were not limited to, contract labor, employee recruitment and training, IT support, meetings and seminars, payroll service, and records management.

The Company receives commission revenue from AEGON N.V. subsidiaries under the terms of representative agreements. During the years ended December 31, 2009 and 2008, $5,883,874 and $6,601,192, respectively, of commission revenue from AEGON N.V. subsidiaries was included in commission and fee income in the Statements of Operations.

The Company records distributions to Clark Consulting based on commission income less general and administrative expense and income tax allocations from Clark Consulting. Timing and accruals can cause the distribution to Clark Consulting to fluctuate. Distributions to Clark Consulting during the years ended December 31, 2009 and 2008, were $8,379,724 and $15,941,839, respectively.

5. Commitments

The Company intends to continue to make periodic distributions to Clark Consulting while maintaining net capital in excess of its required amount.

From time to time, the Company is involved in various claims and lawsuits incidental to its business. The Company is not aware of any legal proceedings that are believed to have a material effect on the Company's financial position.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2009, the Company had net capital, as defined under the Rule, of $11,873,905, which was $11,574,857 in excess of its required net capital of $299,048. At December 31, 2009, the Company's aggregate indebtedness to net capital ratio was .38 to 1.00.

7. Income Taxes

Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. During 2009, the Company received such contributions from Clark Consulting of $178,555 and $1,157,576 as of December 31, 2009 and 2008, respectively. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Internal Revenue Service audits are final for tax years prior to 2004.

7. Income Taxes (continued)

The provision for income taxes for the years ended December 31, 2009 and 2008, includes the following components:

	2009	2008
Current:		
Federal	$ 2,778,735	$ 814,257
State	(154,937)	607,802
Total current	2,623,798	1,422,059
Deferred tax (asset) liability, net	(358,121)	284,176
Total income taxes	$ 2,265,677	$ 1,706,235

Deferred income taxes arise primarily from differing methods used to account for the allowance for bad debts and prepaid expenses not deductible until future periods for tax purposes. Deferred income taxes are consist of the following at December 31:

	2009	2008
Deferred tax assets	$ 175,431	$ 131,358
Deferred tax liabilities, net	(85,035)	(399,083)
Total net deferred tax assets (liabilities)	$ 90,396	$ (267,725)

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes* related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2009 or 2008. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company classifies interest and penalties related to income tax as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2009 or 2008.

Supplemental Information

Clark Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital		
Total stockholder's equity		$ 12,507,529
Nonallowable assets and deductions:		
Other assets	$ 308,404	
Commissions receivable	325,220	
Total nonallowable assets and deductions		633,624
Net capital		$ 11,873,905
Computation of alternate net capital requirement		
Aggregate indebtedness		$ 4,485,731
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 299,048
Excess net capital		$ 11,574,857
Excess net capital at 1,000%		$ 11,425,331
Ratio of aggregate indebtedness to net capital		38%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009, Part IIA FOCUS filing.

Clark Securities, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.

Clark Securities, Inc.

Customer Protection – Reserve and Custody of Securities Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Clark Securities, Inc.

In planning and performing our audit of the financial statements of Clark Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in conformity with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

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www.ey.com

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION SCHEDULES

Clark Securities, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION SCHEDULES

Clark Securities, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm